FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 1, 2008 to August 31, 2008

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F…….√…Form 40-F…………

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes…………………..No………………..

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-…………………..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED
(Registrant)

Dated: May 5, 2009

………………………………….
(Signed by)
P M SMYTH
Chief Executive

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of August 1, 2008 to August 31, 2008

737                 CityView Forms Joint Venture
738                 CityView to Acquire Crude Oil Refinery
739                 Update to Shareholders – August 2008

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	August 8, 2008

CITYVIEW FORMS JOINT VENTURE INTO
ANGOLAN TRANSPORT & LOGISTICS BUSINESS

CityView Corporation Limited (“CityView”) is pleased to advise that it has entered into an agreement with ENDITRADE for the development of transportation and supply logistic services for support of the Angolan mining industry.

ENDITRADE is a logistics company wholly owned by ENDIAMA which is the Angolan Government department responsible for the development of Angola’s diamond industry. For more information on ENDIAMA and its subsidiaries, please visit www.endiama.co.ao/eng/default.php.

Under this agreement CityView will enter into a joint venture with ENDITRADE to create an Angolan Special Purpose Vehicle (SPV) which will be owned 51% by ENDITRADE and 49% by CityView.

Agreements are already well developed between internationally recognised manufacturers and ENDITRADE including:

•	Supply of Mining equipment
•	Truck manufacturing and assembly plants
•	Fuel storage tank farms
•	Delivery systems of fuel and other materials to mining projects
•	General supply logistic services

This exclusive business will grow extensively with the rapidly expanding mining industry in Angola. The joint venture will include development of new port facilities in key locations to assist in the importation of mining equipment.

CityView’s CEO, Mark Smyth said; “CityView has accepted ENDIAMA’s offer to be a part of their logistics business as it allows us to diversify into an area that is already generating positive cash flow”.

“Entry into this agreement not only strengthens our connections in Angola but will greatly assist us in the execution of our own projects through Fortitude Minerals and Pensador Resources”.

Under the business plan for the JV developed by ENDIAMA, it is anticipated that CityView will receive a significant return on its investment within the first year of its operations. CityView will also benefit from tax holiday provisions available from this type of investment under the Angolan private investment law.

As part of the agreement, ENDITRADE will contribute independently valued assets and CityView will contribute equity capital on an equal basis.  The amount and phasing of which is subject to final agreement between the parties.

This development, in conjunction with those of Pensador Resources Inc., with whom it is intended CityView will merge, is part of CityView’s overall strategy for long term investment in West Africa.

Mark Smyth
Chief Executive Officer

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	August 18, 2008

CITYVIEW TO ACQUIRE CRUDE OIL REFINERY
FOR INSTALLATION IN WEST AFRICA

Facility capable of refining 50,000 bpsd of crude oil

CityView Corporation Limited (“CityView”) advises that it is in the process of completing the asset purchase agreement for the acquisition of a crude oil refinery.

It has been decided that CityView will acquire the oil refinery in its own name, rather than through Pensador Resources Inc.

The asset purchase agreement for the acquisition of the oil refinery will be for an aggregate consideration of US$320 million most of which will be debt finance. Financing of the refinery is being negotiated at present, the details of which will be announced later.

A dedicated team of professionals experienced with crude oil refining, processing, logistics and operations as well as civil and electrical engineering, project development and financing, are currently working on the project.

Current Refinery Status:

The refinery is being refurbished in the USA giving CityView the opportunity to acquire a refinery in first class condition. The refinery has been constructed so that it can be transported to site in modular form for a more rapid assembly.

According to our consultants, some minor modifications will be required to allow the refinery to treat alternative crude oil feedstock originating from West Africa.

Location of Plant:

The location of the refinery will be on the west coast of Africa and the optimum site will be advised in due course.

CityView plans to ship the plant to the construction site in December this year and have it operational by the first quarter of 2010. These dates are dependent on relevant final governmental approvals and the state of available infrastructure (e.g. power, water, nearby port) required for operation of the plant.

Production Estimates:

Simulation modelling of the refinery flowsheet has been conducted by expert consultants. The results of preliminary simulations to date estimate production at 50,000 bpsd when fed with the likely feed stock for the refinery. It is anticipated that with fine-tuning of the model and the refinery itself, crude rate will exceed 50,000 bpsd. The approximate product breakdown is estimated as follows:

Product	Rate (BPSD)
LPG	1,550
Naphtha	3,784
Mogas	17,370
Kero + Diesel	13,964
Asphalt	4,560
Fuel Oil	8,772

Mark Smyth
Chief Executive Officer

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of August 1, 2008 to August 31, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION